Exhibit 99.4

AMENDMENT TO EQUITY PURCHASE AGREEMENT

This Amendment (this "Amendment"), dated as of January 4, 2021, to that certain Equity Purchase Agreement, dated as of May 15, 2020 ("Purchase Agreement"), between Sphere 3D Corp. (the "Company") and Oasis Capital, LLC (the "Investor"). Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement.

RECITALS:

A. WHEREAS, the Purchase Agreement contemplated the Company selling the Investor up to $11,000,000 of Company Common Stock pursuant to the terms set forth therein;

B. WHEREAS, the Company and Investor now desire to amend the Purchase Agreement to revise and clarify certain language contained therein; and

C. WHEREAS, the Purchase Agreement may be amended in a written instrument signed by the Company and the Investor.

AGREEMENTS

NOW, THEREFORE, in consideration of the covenants and mutual promises contained herein and other good and valuable consideration, the receipt and legal sufficiency of which are hereby acknowledged and intending to be legally bound hereby, the parties agree as follows:

1. Section 2.1(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

"The Company and the Investor shall not effectuate any puts under this Agreement if either:  (i) the last traded price at the time of the put is not at least 110% of the Prohibited Put Price or (ii) if the Purchase Price would be at a price below the Prohibited Put Price."

2. Except as modified herein, the Purchase Agreement shall remain in full force and effect.

3. This Amendment may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and shall be binding upon all parties, their successors and assigns, and all of which taken together shall constitute one and the same Amendment. A signature delivered by facsimile shall constitute an original.

4. This Amendment shall be governed pursuant to Section 10.1 of the Agreement.

[Signature Page Follows]

[SIGNATURE PAGE TO AMENDMENT TO EQUITY PURCHASE AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date set forth above.

COMPANY: Sphere 3D Corp.
By: /s/ Peter Tassiopoulos
Name: Peter Tassiopoulos Title: CEO

INVESTOR: Oasis Capital, LLC
By: /s/ Adam Long
Name: Adam Long Title: Managing Partner